August 4, 2023

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 183 to the Trust's Registration Statement on Form N-1A (the "Amendment"). The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Quantified Global Fund (the "Fund"), a series of the Trust. The main purpose of the filing is to register shares of the Fund.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Very truly yours,

Parker Bridgeport

Senior Counsel

Thompson Hine LLP